Apolo Gold & Energy Inc.

9th floor, Kam Chung Commercial Bldg.,

19-21 Hennessy Road, Wanchai, Hong Kong

chakwm@yahoo.com.hk

November 17, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

RE:	Apolo Gold & Energy Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014

Dear Tia L. Jenkins

We have amended the Form 10-K and have included the changes in this response letter as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5 Liquidity and Capital Resources, page 6

1. Your disclosures under this heading indicate that other than loans from your director of $28,883, you did not raise funds from any other source. Please tell us how this statement is consistent with your statements of cash flows and stockholders’ equity which indicate that you received $1.15 million in proceeds from the sale of common stock, or revise your disclosure accordingly.

The disclosure has been revised to include the following:

(SEE PAGE 5)

During the year, the Company arranged for loans from a director in the amount of $28,883 ($26,770 for 2013) and the Company raised a total of $1.15-million from the issuance of common stock. In the first quarter of fiscal 2014, the Company issued 1.875-million shares at a price of $0.08 for proceeds of $150,000. On December 6, 2013, the Company issued 5-million common shares at a price of $0.20 for proceeds of $1-million. The funds were used for continuing operations, pay its professional fees, pay for an initial position in a lithium battery company, and to seek out business opportunities.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note you provided financial statements for the years ended and as of June 30, 2014 and 2013 and for the cumulative period from April 16, 2002 (inception) through June 30, 2014 on pages F-2 to F-8. However, the audit report only provides an opinion for the balance sheet as of June 30, 2014 and the results of your operations and cash flows for the year ended June 30, 2014. Please amend your filing to provide an audit report or reports that cover the financial statements for 2013 and the cumulative period from April 16, 2002 (inception) through June 30, 2014, if audited. If the cumulative period is not audited, please indicate that fact parenthetically on the face of the financial statements. Controls and Procedures, page 7.

The auditor’s report has added the following sentence:

(SEE PAGE 6.)

The consolidated financial statements as at June 30, 2013 and prior years were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 28, 2014.

3. Please advise or amend your disclosure to address the following points:

●	Disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulations S-K.

●	Revise management’s report on internal control over financial reporting to provide a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

●	Disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

●	Explain how your statement that “the Company has no active business being conducted” is consistent with your description of your business at page 2 or revise your disclosure accordingly.

PLEASE NOTE. WE HAVE REMOVED THE STATEMENT RELATING TO NO ACTIVE BUSINESS BEING BUSINESS BEING CONDUCTED

●	You state that that the lack of segregation of duties was a result of your CFO assuming the duties of chairman and CEO in 2011. Please tell us whether this disclosure continues to be relevant or revise accordingly. In this regard, we note that these roles are now conducted by separate individuals.

With respect to your question No. 3 and the above noted bullet points, the disclosure has been revised in its entirety as follows:

(SEE PAGES 24-25.)

Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2014 (the “Evaluation Date”). This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date as a result of the material weaknesses in internal control over financial reporting discussed below.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 10-K for the year ended June 30, 2014 fairly present our financial condition, results of operations and cash flows in all material respects.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for the Company.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect material misstatements. In addition, effective internal control at a point in time may become ineffective in future periods because of changes in conditions or due to deterioration in the degree of compliance with our established policies and procedures.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was not effective as of the Evaluation Date.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of Evaluation Date and identified the following material weaknesses:

Inadequate Segregation of Duties: We have an inadequate number of personnel to properly implement control procedures.

Insufficient Written Policies & Procedures: We have insufficient written policies and procedures for accounting and financial reporting.

Inadequate Financial Statement Closing Process: We have an inadequate financial statement closing process.

Lack of Audit Committee: The lack of a functioning audit committee and lack of a majority of outside directors on the Company’s Board of Directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures.

Management is committed to improving its internal controls and will (1) continue to use third party specialists to address shortfalls in staffing and to assist the Company with accounting and finance responsibilities, (2) increase the frequency of independent reconciliations of significant accounts which will mitigate the lack of segregation of duties until there are sufficient personnel and (3) prepare and implement sufficient written policies and checklists for financial reporting and closing processes and (4) may consider appointing outside directors and audit committee members in the future.

Management, including our Chief Executive Officer and the Chief Financial Officer, has discussed the material weakness noted above with our independent registered public accounting firm. Due to the nature of this material weakness, there is a more than remote likelihood that misstatements which could be material to the annual or interim financial statements could occur that would not be prevented or detected.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2014 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the effectiveness of controls and procedures

Our management, including our Chief Executive Officer and the Chief Financial Officer, do not expect that the our controls and procedures will prevent all potential errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

In responding to your comment letter dated October 28, 2014 Apolo Gold & Energy Inc. hereby acknowledges the following:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please also note that the requested changes have been made and the Amended Form 10-K/A has been filed with the Securities and Exchange Commission

Sincerely

/s/ Edward Low
Edward Low
Chief Financial Officer
Apolo Gold & Energy, Inc.